

Mail Stop 4631

April 30, 2018

<u>Via E-Mail</u>
Charles Price
President and Chief Executive Officer
Charah Solutions, Inc.
12601 Plantside Dr.
Louisville, KY 40299

> **Re:** **Charah Solutions, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted April 16, 2018**
> **CIK No. 1730346**

Dear Mr. Price:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. We have read your response to comment seven in our letter dated March 29, 2018 in which you indicate the transactions that will precede the offering have been revised to eliminate the "Up-C" reorganization structure; consequently, the corresponding pro forma financial statements are no longer necessary. However, we note you still plan to reorganize your business via the transactions outlined in (a) through (f), as revised, on page 6 of your filing. Please expand your disclosure to describe your accounting policy for the reorganization transactions. As similarly indicated in our prior comment, address any accounting implications of Management Members receiving shares of common stock in Management Holdco, some of which will be subject to time-based vesting conditions as well as other conditions, and any accounting implications related to the disclosure on page 85 that the Allied Power Holdings Incentive Units which are exchanged for shares

of common stock and units in Management Holdco will be subject to a modified vesting schedule. In addition, please tell us your consideration for providing pro forma financial information, in accordance with Article 11 of Regulation S-X, for the reorganization given the apparent change in your capitalization at the close of the offering.

Charah, LLC and Allied Power Management, LLC

Combined Statements of Income, page F-8

2. We note that you made distributions during fiscal year 2017 that were in excess of earnings. We also note that you intend to use a portion of your proceeds to repay amounts outstanding under the Term Loan. With reference to SAB Topic 1.B.3 and Rule 11-01(a)(8), please revise your pro forma data for the latest fiscal year to give effect to the number of shares whose proceeds will be used to repay the Term Loan. Expand your disclosures under the caption, Unaudited Pro Forma Income Information, on page F-13 accordingly.

You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or, in her absence, Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Amanda Ravitz
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Michael Rigdon, Esq.